UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vimicro International Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-34225	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People’s Republic of China

(Address of principal executive offices)  (Zip Code)

Zhonghan (John) Deng
Tel: (8610) 6894-8888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.                                          Conflict Minerals Disclosure

Item 1.01.                                        Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Vimicro International Corporation (“Vimicro”) is a leading video surveillance technology and solution provider in China. Vimicro’s video surveillance business comprises system-level solutions including surveillance cameras, system and management software, digital video decoders, recorders and servers. Vimicro’s video processor business comprises PC camera processors and surveillance processors that it designs, develops and markets. These mixed-signal semiconductor products are used in both PC/notebooks as well as surveillance products.

The disclosures herein for the reporting period from January 1, 2013 to December 31, 2013 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

Vimicro has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•                  listed out the materials and equipment used during the production of its products;

•                  determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by Vimicro (“necessary conflict minerals”);

•                  identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•                  requested that the Suppliers in Concern provide information on where they obtained their products and materials that contained conflict minerals and requested that they provide certificates of origin for these products and materials; and

•                  analyzed whether the necessary conflict minerals used by Vimicro during the reporting period may have originated from the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

Vimicro determined that during the reporting period, the only conflict minerals necessary to the functionality or production of products that it manufactures or contracts to be manufactured were tin and gold. Vimicro uses tin and gold in the manufacture of certain of its video processors. Vimicro has made inquiries with each of its foundries that produce products containing tin and gold about the source of these materials. Vimicro does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on Vimicro’s reasonable country of origin inquiry, Vimicro has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in Vimicro’s Corporate Website

This specialized disclosure report on Form SD can be accessed on Vimicro’s investor relations website at http://www.vimicro.com/english/investors.htm.

Item 1.02.                                        Exhibit

Not applicable.

Section 2.                                          Exhibits

Item 2.01.                                        Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ Zhonghan (John) Deng
Name: Zhonghan (John) Deng
Title: Chairman and Chief Executive Officer

Date: June 4, 2014